SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 23, 2003

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Rhodia's press release concerning the completion of the first phase of its improvement plan, dated December 23, 2003.


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RHODIA

                                                                   Press release



            Rhodia completes the first phase of its improvement plan

Paris, December 23, 2003 - Rhodia's Board of Directors met Monday, December 22, 2003 to review the progress of the Group's improvement plan with the following results:

o Rhodia concluded an agreement for the refinancing of its debt with its 23 creditor banks.

This agreement, guaranteeing Rhodia's bank financing, involves three elements:

>   Maintenance of existing lines of credit, representing 970 million euros, and an adjustment of covenants to June 30, 2004.

>   Establishment of a new medium-term line of credit, replacing previous financing. This new syndicated medium-term credit line of 758 million euros is secured by Group assets and could be drawn upon during the first semester of 2004.

>   A capital increase of approximately 300 million euros during the first semester of 2004.

The Group is also exploring other medium-term financing options with the objective of maintaining financial flexibility.

The Group is continuing its discussions with the U.S. private placement investors.

o Due to the continuing deterioration in market conditions, the Group, in agreement with its auditors, decided to proceed with a re-estimation of the value of its tangible and intangible long-term assets.

The Board of Directors approved this new valuation and decided to depreciate these assets by an amount of 875 million euros, with 545 million euros from accelerated amortization from impairment effects, 114 million euros from tangible assets and 216 million euros from other assets.

This depreciation, which is taken into account in the covenants adjustment of the existing bank credit lines, does not impact the Group's cash position. It will be reflected in the third quarter 2003 results published October 30. As of September 30, 2003, shareholder's equity (including minority interests) changes from 1,477 million euros to 602 million euros and 9 months net income changes from -248 million euros to -1,123 million euros.

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Rhodia continues to pursue the action plan decided by the Board of Directors
October 3, which includes, in addition to consolidating the Group's medium-term bank financing, simplification and streamlining of the organization to achieve savings of 165 million euros and a plan to divest 700 million euros worth of businesses. These two actions are also progressing in a satisfactory manner.

                                                                         .../...
This press release is available on Rhodia's Internet:
www.rhodia.com
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Rhodia is one of the world's leading manufacturers of specialty chemicals.
Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 23,600 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations

Lucia Dumas                          +33 1 55 38 45 48

Investor Relations

Nicolas Nerot                        +33 1 55 38 43 08


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: December 23, 2003                     RHODIA

                                            By:    /s/ PIERRE PROT
                                                   ------------------
                                            Name:  Pierre PROT
                                            Title: Chief Financial Officer


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